UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 October 2006

To:
Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc:
New York Stock Exchange
Swiss Stock Exchange
Johannesburg Stock Exchange
Deutsche Bank

For Announcement to the Market

In accordance with Listing Rules 3.13.3 of the Australian Stock Exchange, please find attached addresses to shareholders at BHP Billiton Plc's Annual General Meeting currently being delivered by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited's Annual General Meeting which will be held in Brisbane on 29 November 2006. The results will then be communicated to the market.

Yours sincerely

K J Wood
Group Company Secretary

BHP Billiton Plc Annual General Meeting
Speeches by Don Argus, Chairman, BHP Billiton and
Chip Goodyear, Chief Executive Officer, BHP Billiton
26 October 2006

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen and welcome to the 2006 Annual General Meeting of BHP Billiton Plc.

My name is Don Argus, and I will Chair today's meeting.

Your directors are here today and it is my pleasure to introduce them.

Next to me on your right is Chip Goodyear, our Chief Executive Officer.

Next to Chip are Gail de Planque, David Jenkins, Marius Kloppers, Jac Nasser, Mike Salamon and John Schubert. To your left we have David Brink, John Buchanan, Carlos Cordeiro and David Crawford.

Also to your left is Alex Vanselow our Chief Financial Officer and our Group Company Secretary, Karen Wood.

And joining us by video conference today are Paul Anderson and Chris Lynch.

Before I introduce the auditors, on your behalf I would like to welcome Chris, Jac and Marius to their first annual general meeting as directors and Paul to his first since rejoining our Board.

Today is the last meeting for Mike Salamon who leaves BHP Billiton after more than 20 years with the Group and its predecessor companies. Mike has been a true leader and has played a key role in creating the organisation we are today.

I know Mike's decision to retire from BHP Billiton has been assisted by the knowledge that he leaves us in a very healthy state, reporting yet another set of record numbers, and as the leader in our industry. On your behalf I thank Mike for his tireless efforts and commitments to the Group.

Also here this morning are Chris Jenkins and Peter Nash, representatives from the Group's external auditors, KPMG.

Let me now run through today's agenda. Again we have a considerable amount of business to cover with 32 items.

Given this, I propose to manage the agenda for this year's meeting in a way that will provide a sharper focus on the issues that shareholders have said are of interest to them.

I will specifically cover capital management and dividend policy. These are the key areas that shareholders have said they want covered.

And I will discuss the outlook for the company.

Chip will then talk to you about our operational performance.

Following Chip's address I will move to the formal items of business and then open the meeting for questions from the floor. Of course, you will have the opportunity to ask questions on the specific items of business as the meeting considers each of these.

At the end of the meeting, the directors and the management team would like you to join us outside for some light refreshments.

For reasons of consistency, as we go through today's proceedings both Chip and I will talk in US dollars, as this is the currency we report in.

This year BHP Billiton recorded a profit of $10.2 billion.

Today our market capitalisation is around $120 billion.

In the five years since the merger we have invested nearly $15 billion in growth projects and acquisitions to help create the world's largest diversified resources company. In fact we now account for about 16 per cent of the total value of the world's publicly traded minerals industry.

But size of itself is not important. What is important is how we generate sustainable returns for our 420,000 shareholders and for the millions of people around the world who have entrusted their savings to those institutions who invest in BHP Billiton on their behalf.

The foundation of our strategy is to have the best people at every level in BHP Billiton. As we have seen in our history and with other companies, great assets don't manage themselves. Great assets need great people to deliver value.

In talking about our people, I believe it is appropriate to pay tribute to Chip and his management team, and all the employees and contractors across the Group who have delivered the results we are discussing today.

They have really made an outstanding effort.

Let me now turn to our approach to capital management and dividend policy.

Effective management of our capital is a key imperative for us and involves decisions about how we use our cash flow. Decisions must be made about whether to invest in new projects, reinvest in existing operations, pay off debt, or return free cash to shareholders through dividends or share buy-backs.

BHP Billiton's strength is built on a portfolio of low cost, long life, high quality assets that generate significant value over extended periods of time.

We must continually invest in new and existing projects, sometimes many years or even decades ahead of when those investments will generate returns.

As I mentioned earlier, we have invested nearly $15 billion in these operations over the past five years.

We adopt a disciplined approach to all our decisions to invest capital.

This is especially important in a market where demand for resources is strong. We have to make sure the fundamental economics are sound no matter where we are in the cycle, and we have to ensure those projects are operated as efficiently as possible over their life.

It is only after we are satisfied that the level of capital investment is sufficient to drive sustainable long-term returns to shareholders, that we consider returning funds.

These returns are led by dividends. Our progressive dividend policy aims to steadily increase the dividend at each half yearly payment. This is something we have done since the merger in 2001.

In the last three years, we have increased the dividend by more than 148 per cent.

In addition to dividends we regularly review other ways in which to return funds to shareholders.

In May this year we completed a $2 billion buy-back of both Ltd and Plc shares. At our recent full year results announcement in August we committed to an additional $3 billion in share buy-backs over 18 months.

At the end of this latest buy back program we will have returned over $15 billion to shareholders since June 2001.

The other questions shareholders asked me fall into two broad categories.

The first, deals with energy supply and BHP Billiton's role in providing energy solutions.

The second deals with executive remuneration which I will cover when we ask you to consider the remuneration report later in the meeting.

Let me return to energy supply and start with some comments about uranium.

When we acquired WMC Resources just over a year ago, we added the Olympic Dam copper, uranium and gold operation in South Australia to our portfolio.

Olympic Dam is the largest known uranium resource in the world. We are working through our planning process so that we can expand that mine and increase production.

As a major producer of uranium, we have to meet the strictest environmental, health and safety standards. We believe we also have a responsibility to participate in the global discussion about the use of uranium as an energy source.

All forms of energy, from fossil fuels to wind, oil and nuclear, have advantages and disadvantages. What governments and their citizens have to do, is find the trade-offs they are prepared to make when they decide on the energy sources they will use.

For instance, countries such as France and Germany have long used uranium as a major source of their energy needs. Other countries are only now beginning to look at nuclear power as a logical answer to their rapidly increasing energy needs, and to help mitigate the impact of fossil-fuel energy on climate change.

Over the last few months there has been some discussion about whether Australia should allow its uranium to go to China and India.

In the case of China, it and Australia now have a safeguards agreement that will ensure that Australian uranium sold to China will be used exclusively for peaceful purposes.

India is yet to satisfy the conditions of Australia's uranium export policy and until those conditions are met, Australian uranium will not be exported to India.

I want to show you some data that help explain why India and China are considering nuclear power and why BHP Billiton is well placed to supply the uranium they will require to meet their energy needs.

This slide compares the average global costs of generating electricity from various sources.

While there are regional differences in the relative costs of power generation, you can see that coal-fired electricity generation is the least expensive.

Coal is also an attractive fuel from the perspective of energy security - it is abundant and many countries have their own domestic supplies.

On average, nuclear generated electricity today costs about 60 per cent more to produce than electricity from coal. However it is worth noting that in some countries such as the United States, generation costs have converged. This makes nuclear and coal almost equally competitive.

The average cost of non-hydro renewables such as wind and solar is about 130 per cent higher. Oil is by far the most expensive source of electricity, being 160 per cent more expensive than coal-fired power generation.

Going forward, we expect the cost differential to close for new power plants as new technologies and market conditions alter their relative competitive position.

We produce four of these energy sources - coal, gas, uranium and oil - and we see all of them playing an important role in meeting the world's current and future energy needs.

If you look at the expected growth in energy consumption from 2001 to 2050, you can see that compared with the United States and the EU, the energy consumption of India and China is expected to increase dramatically.

That's hardly surprising given the pace at which those economies are developing.

But it means that access to a whole portfolio of energy sources, including nuclear, will become even more vital for the developing countries.

No responsible company or government can ignore the full range of energy options.

Of course, programs to encourage energy efficiency are equally important. But even with strong energy efficiency initiatives there will continue to be a significant and growing requirement for additional sources of energy into the future.

Access to affordable energy, minerals and metals is critical to taking people out of poverty and driving social and economic change. One of our challenges as a member of the global society is to help meet the world's minerals and energy needs, while mitigating the potential impact of greenhouse gas emissions on climate.

Our approach to this challenge includes controlling the emissions that we produce at our sites. We also contribute to research and development that will help reduce the emissions of our customers both now and in the future.

I hope that helps set the scene for how we see the demand for energy sources developing over the coming decades.

Clearly there is a huge prize for those countries that get their energy mix right over the next 50 years.

Finally, I'd like to give you some idea of how we see the year ahead.

While rates of growth around the world are likely to slow from the very strong levels we've seen, we view the global economic outlook as positive.

Growth in north east Asia will continue to be a major driver of the global economy. Japan's expansion is well-established and China's economic growth is expected to remain strong, even if the attempts to cool recent accelerations are successful.

Clearly, the U.S. economy is slowing from the rapid growth experienced earlier in the year but we expect it to remain solid.

This all means that the demand outlook for commodities is encouraging. But the outlook is not without risk.

Escalating geopolitical tensions, supply disruptions and high energy prices are adding increased uncertainty in markets.

We expect that natural and man-made events will continue to disrupt the supply side of the commodity chain. As well, regulatory approvals and rising capital costs are delaying project developments.

The likely outcome of these circumstances is an extended period of high cyclical prices for the commodities that BHP Billiton produces.

Chip and his team are also to be commended on the work they have done to make BHP Billiton a more sustainable company. Part of that work is to ensure the communities in which we operate share in our success.

Over the last five years our commitment to spending at least 1 per cent of pre tax profits on community programs, has seen us invest over $250 million in communities around the world.

These include educating poor children in Chile, providing medical care to pregnant women in Colombia and reducing the global impact of malaria.

Before I ask Chip to speak to you, let's have a look at a short video showing some of the community programs we've helped support at the Mozal aluminium operations in Mozambique.

I'll now ask Chip to talk to you about the operational performance of the group during the year and the opportunities we have to continue to build on the success of this company.

Chip Goodyear, Chief Executive Officer, BHP Billiton

Thank-you Don.

As you've heard this morning, it has been another excellent year for BHP Billiton. I'd like to take you through some of the highlights as well as outline how the Group is placed to ensure we continue to perform for our shareholders.

Let me begin with safety. Our primary safety indicator, the Total Recordable Injury Frequency Rate, was flat for the year.

The first half of the year saw a deterioration in this indicator due to a number of issues including the integration of the WMC assets into BHP Billiton. But in the second half of the year we saw our safety numbers improve, which of course is consistent with our aspiration to Zero Harm.

We did see some particularly good things in our safety indicators, including an improvement in our identification of significant incidents and our sharing of knowledge about those incidents throughout the organisation. We also had a 28 per cent improvement in the duration rate, which measures the severity of injuries.

Moving onto our financial and operational results.

Earnings Before Interest and Tax was up 54 per cent on the previous year to more than $15 billion. This is the third year of record performance.

While the prices of the products we produce were certainly an important factor in achieving this result, prices are irrelevant without production.

Over the last five years, we have completed 30 new projects, with four of those being completed and commissioned in the last financial year. These projects span a broad range of commodities and have contributed significantly to our production volumes.

For the 2006 financial year, we set record production for five major commodities and two minor commodities.

Over the past five years, we have delivered an average volume growth in our major products of 38 per cent. And that is despite having sold a number of producing assets that no longer fit our portfolio.

So the bottom line is that we have positioned ourselves with significantly higher product volumes which have allowed us to maximise the opportunity presented by the current price environment.

This slide shows our 2006 earnings from each of our seven customer sector groups. Five of these achieved record earnings.

Petroleum underlying EBIT increased by 24 per cent to $3 billion. Higher product prices contributed significantly to this result, along with the volume from new operations such as ROD in Algeria, Mad Dog in the Gulf of Mexico, Angostura in Trinidad and Tobago and Minerva in Australia.

The Board approved three new petroleum projects during the year - two in Australia and one in the Gulf of Mexico.

This is a photograph of our Atlantis project that is now on location at its site in deepwater Gulf of Mexico. Production from Atlantis and from our other discoveries in the Gulf of Mexico will increase our production of oil and gas over the next five years.

In the Aluminium CSG, underlying EBIT increased by 24 per cent to $1.2 billion. Higher prices were achieved for both aluminium and alumina. The benefits of our technical expertise are evident at the Mozal and Hillside aluminium smelters in southern Africa, where production records were set again.

Base Metals underlying EBIT rose 149 per cent to $5.4 billion. We had record copper production during the year, with the highest ever production from both Escondida in Chile and Antamina in Peru. The integration of Olympic Dam in South Australia made a significant contribution to volumes and all this was achieved at a time of record copper prices.

Two copper projects in Chile were completed during the year and another, Spence, which you can see here, is on schedule to start producing in December this year. At full capacity, Spence will be one of the 20 largest copper mines in the world today.

Carbon Steel Materials - that is iron ore, coking coal and manganese - recorded a 61 per cent increase in underlying EBIT to $4.5 billion. This was largely driven by higher product prices and record iron ore sales. With seven Carbon Steel Materials projects in our pipeline, volume growth will continue to be delivered in all three commodities.

The underlying EBIT for Diamonds and Specialty Products decreased by $215 million to $345 million, mainly due to lower value material being produced at our EKATI diamond mine in Canada. While the lower diamond grades will continue to impact earnings from EKATI, in the medium term increasing production from the new Koala pit will help restore profitability.

The underlying EBIT for Energy Coal decreased by 44 per cent to $327 million. Prices and volumes of thermal coal were largely flat during the period but we experienced the same cost pressures here as being faced across the industry. We did however achieve annual production records at both Cerrejon Coal in Colombia and our New Mexico operations.

In the Stainless Steel CSG, underlying EBIT of $901 million was up 27 per cent over 2005. The Nickel West business in Western Australia that we acquired through the purchase of WMC, made a significant contribution to our earnings.

As well, Cerro Matoso in Colombia had annual record production. The Yabulu expansion in Queensland, Australia is on track for delivery next year, however the budget and schedule for the Ravensthorpe nickel project in Western Australia is under review.

This is a recent photograph of the Ravensthorpe nickel project. We are looking forward to increasing our overall production of nickel when Ravensthorpe comes on line but the reality is that cost pressures in the industry and low contract labour productivity have had an impact on our progress.

This is our current pipeline of projects that are either in the feasibility stage or under construction. There are 23 projects represented here with a capital cost of approximately $14 billion. Seven of these projects were approved for execution in FY06. As I said earlier, we have already brought on line 30 projects in the past five years.

So why are we reinvesting so much money in expanding our production capacity?

What's happening is that after years of under-investment, the world has rediscovered resources and the critical role they play in our daily lives. Today there are billions of people in developing economies of the world who need natural resources to support their economic and social development.

For a variety of reasons, the industry is finding it difficult to respond to the increased demand for commodities.

And that gives BHP Billiton, with our size and scale and footprint, a competitive advantage.

We have excellent opportunities for growth through those projects I've shown you and we have the capabilities to bring them on line in a way that adds value to our business.

Of course, it's important to look beyond this decade and we are doing this by continuing our expenditure on exploration and technology and looking at new opportunities around the world. So either alone, or as part of our Junior Alliance program, we have more than 200 projects in early stage assessments in 35 countries around the world.

We don't try to predict where commodity prices will be either tomorrow or in the next decade. But we do believe that solid product demand and a supply side that struggles to keep up will characterise our industry in the short to medium term.

We will continue to maintain our focus on large, low cost, long reserve life assets while preparing for a future where billions of people entering the global economy from the developing world need the essential products that we produce to progress social and economic development.

Of course to do this, we need to be looking to acquire and develop projects in emerging parts of the globe. To find the next generation of opportunities requires us to go beyond Australia, North America, South Africa and Latin America. And we have an excellent track record of success in places like Mozambique, Pakistan, Algeria and Colombia. We must continue to explore for and develop resources in Africa and Asia as well as pursue technological challenges.

Our commitment to sustainable development is essential for the success of BHP Billiton.

Before I hand back to Don I'd like to thank all of our employees and contractors for their continuing efforts and contribution to what has been another exciting year. We have a global workforce that has shown itself more than able to adapt to the rapidly developing environment and find new and better ways of meeting the challenges.

Don Argus, Chairman, BHP Billiton

Thanks Chip.

The Chairman then conducted the formal items of business.

A key plank of our remuneration policy - published in the annual report - is the commitment to link executive pay to the creation of value for shareholders.

To achieve this, remuneration is broken into fixed and at risk components.

The fixed component is made up of base salary, retirement and other benefits.

Pay at BHP Billiton is set at industry average levels. BHP Billiton is not the highest or the lowest payer in our industry.

To give you a feel for where we sit, we have taken 17 companies in our comparator group and plotted the pay rates for their Chief Executives. You can see that BHP Billiton sits at around the mid range.

The largest component of executive pay is the at risk piece which is only earned when performance measures that are linked to the creation of shareholder value - are met.

This can be illustrated by looking at the Chief Executive's pay for 2006.

The slide on the screen shows you the fixed and at risk components.

You will see the value of the at-risk piece was about 60% of the total.

To show how Chip's pay is aligned to shareholder value, let me show you what has happened since 2003.

Chip's total pay has increased by 48.1 per cent since 2003. For the same period the total shareholder return (that is the total of the share price and the dividends paid) has increased by 305 per cent.

You will agree I am sure, that the link between pay and performance is clear.

I will talk more about the executives' performance measures in a few moments.

Before asking you to consider the Remuneration Report I would like to raise one other matter and that is the supplemental bonus which the Board agreed to pay for the 2006 year.

The circumstances leading to this decision were unusual. As I said in my opening remarks, the 2006 year was the most successful in BHP Billiton's history.

Profit attributable to shareholders increased by over 63 per cent, revenue by over 20 per cent and earnings per share by over 65 per cent.

This resulted in the Company being able to increase its dividends by over 28 per cent.

The performance measures we have set our executives are disclosed in the Remuneration Report.

We also disclose their achievement against those measures.

When we assessed the performance of executives for the 2006 year, it was clear that the bonus levels were substantially below those paid in 2005.

In these circumstances the Board had to make an assessment as to whether any adjustment should be made.

In making that assessment the Board weighed the risks associated with retention of key people at a time when the global resources industry was at an all time high.

The Board elected to pay a supplemental bonus and in doing so:

  capped the total amount of money that could be paid;
  assessed the amount payable to each executive against his or her individual performance;
  satisfied itself that the margins earned by the Company had not been reduced (in fact margins increased from 40 per cent in 2005 to 44 per cent in 2006); and
  made it clear that this bonus was a "one off".

Your Board believes that this was the right approach to take.

Some shareholders have quite rightly asked whether this shows a flaw in the way we set performance measures.

While the Board does not believe we should make wholesale changes to those measures as a result of this one year, we will review them and if we decide that change is necessary we will consult with shareholders before any final decision is taken.

I spoke earlier of the need to ensure that there is a link between executive pay and the creation of shareholder value and you saw how the Chief Executive's pay increased at the same time as the total shareholder return increased.

Our Long-Term Incentive Plan operates over five years and has been designed to ensure that when shareholders see value created, so do the executives.

We are asking you today to award 600,000 performance shares in that Plan to Chip.

For him to receive a single share of the 600,000 BHP Billiton's total shareholder return must exceed the median of our comparator group.

Simply achieving the same shareholder return as any other company is not enough.

For him to receive all of the 600,000 shares BHP Billiton's total shareholder return must exceed the comparator group by 5.5 per cent each year for the five years of the plan.

This equates to exceeding our comparator group by a cumulative 30 per cent over the five years - a result I am sure you would agree, is exceptional for shareholders and executives alike.

While this share award is potentially lucrative, it includes very stringent performance conditions. These include:

  A five-year performance period
  No award unless our TSR exceeds industry averages - and
  Full vesting of the award requires top performance compared to our industry peers.

The combination of these conditions results in the expected value of the performance shares being only 31 per cent of the face value of the shares.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2006 financial year are an indication of the strength of the BHP Billiton Group.

BHP Billiton is in excellent financial shape. We have very strong cash flows and margins, outstanding leadership, a committed workforce and an impressive pipeline of growth projects. Your Board and management are focussed on ensuring that shareholders, our employees and the community at large continue to share in our success.

BHP Billiton Limited will hold its Annual General Meeting on the 29th of November. The results of both meetings will be notified to the stock exchanges after that time.

- Ends -

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 26 October 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary